Exhibit 99.1

Yingli Green Energy Announces Amendment to Supply Agreements with

Wacker Chemie AG

BAODING, China, December 18, 2018 - Yingli Green Energy Holding Company Limited (OTC Pink: YGEHY) ("Yingli Green Energy" or the “Company"), one of the world's leading solar panel manufacturers, today announced that it has entered into an amendment (the “Amendment”) to all existing supply agreements between the Company and Wacker Chemie AG ("Wacker") of Germany (the “Pre-Amendment Agreements”).

Under the terms of the Amendment, several operating entities of the Company in China will continue to purchase polysilicon from Wacker from 2019 to 2028 with quantities and price specified in the Amendment and Wacker will suspend the damage claims against the Company arising from the Pre-Amendment Agreements. In addition, Wacker is entitled to retain the forfeited prepayments that were paid by the Company to Wacker and kept by Wacker under the Pre-Amendment Agreements.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited, known as "Yingli Solar," is one of the world's leading solar module manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 20 GW solar PV modules to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com